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                             November 1, 2021

       Daniel Kimes
       Chief Executive Officer
       ROC Energy Acquisition Corp.
       16400 Dallas Parkway
       Dallas, TX 75248

                                                        Re: ROC Energy
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
27, 2021
                                                            CIK No. 0001884516

       Dear Mr. Kimes :

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Lijia Sanchez, Esq.